  SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
April 2017

Commission File Number 001-36258

Crescent Point Energy Corp.
(Name of Registrant)

Suite 2000, 585-8th Avenue S.W.
Calgary, Alberta, T2P 1G1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F * Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes * No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statements on Form-3D (File No. 333-205592) and Form F-10 (File No. 333-205591) of Crescent Point Energy Corp. and to be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Crescent Point Energy Corp.
(Registrant)

By:	/s/ Ken Lamont
Name:	Ken Lamont
Title:	Chief Financial Officer
Date: April 13, 2017

EXHIBITS
Exhibit No.	Description
99.1	NOTICE OF MEETING
99.2	CRESCENT POINT ENERGY CORP. INFORMATION CIRCULAR - PROXY STATEMENT
99.3	NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS
99.4	FORM OF PROXY